UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HERON LAKE BIOENERGY, LLC

(Name of Issuer)

Class A units

(Title of Class of Securities)

None

(CUSIP Number)

Leonard, Street and Deinard, P.A.

Attn: Thomas A. Jensen, Esq.

150 South Fifth Street, Suite 2300

Minneapolis, MN 55402

612-335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box : ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.: None

1	Name of Reporting Persons Roland J. (Ron) Fagen I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,005,949

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,005,949

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,005,949

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 29.8%

14	Type of Reporting Person IN

CUSIP No.: None

1	Name of Reporting Persons Diane K. Fagen I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,005,949

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,005,949

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,005,949

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 29.8%

14	Type of Reporting Person IN

CUSIP No.: None

1	Name of Reporting Persons Project Viking, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 25-1922419

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,005,949

	8	Shared Voting Power 0

	9	Sole Dispositive Power 9,005,949

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,005,949

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 29.8%

14	Type of Reporting Person OO (LLC)

Reference is made to the report on Schedule 13D originally filed with the Securities and Exchange Commission on October 21, 2008, and Amendment No. 1 filed with the Securities and Exchange Commission on July 9, 2010 (“Schedule 13D”). Pursuant to this Amendment No. 2 to Schedule 13D (this “Amendment”), Item 1, Item 2, Item 4, and Item 7 of the Schedule 13D are hereby amended as provided below.  Except as set forth in this Amendment, the Schedule 13D is not being amended.

Item 1.

This Amendment amends the Schedule 13D relating to the Class A units (the “Units”) of Heron Lake BioEnergy, LLC, a Minnesota limited liability company (the “Issuer”). The principal executive offices of the Issuer are located at 91246 390th Avenue, Heron Lake, Minnesota 56137-3175.

Item 2.	Identity and Background.

This Amendment is being filed by Roland J. (Ron) Fagen (“Mr. Fagen”), his wife, Diane K. Fagen (“Mrs. Fagen”), and Project Viking, LLC, a Minnesota limited liability company (each a “Reporting Person” and collectively, the “Reporting Persons”).  The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 21, 2008, a copy of which is attached hereto as Exhibit A.

The business address of Mr. Fagen and Mrs. Fagen is 501 West Highway 212, Granite Falls, Minnesota 56241.  Mr. Fagen and Mrs. Fagen are citizens of the United States.  Mr. Fagen’s present principal occupation is President and CEO of Fagen, Inc., and Mrs. Fagen’s present principal occupation is Director of Human Resources of Fagen, Inc.  Fagen, Inc. is a design-build contractor specializing in renewable energy facilities, including ethanol, wind farm and biomass facilities.  The address of Fagen, Inc. is 501 West Highway 212, Granite Falls, Minnesota 56241.

The principal business of Project Viking, LLC is to hold the Units for the purposes set forth in this Amendment.  The address of the principal office of Project Viking, LLC is 501 West Highway 212, Granite Falls, Minnesota 56241.  Mr. Fagen and Mrs. Fagen each hold 50% of the voting membership interests of Project Viking, LLC.  All executive offices and directorships of Project Viking, LLC are held by either Mr. Fagen or Mrs. Fagen.  Mr. Fagen and Mrs. Fagen are the only persons controlling Project Viking, LLC.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

No part of the purchase price for the Units deemed to be beneficially owned by the Reporting Persons was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

Item 4.	Purpose of Transaction.

The Units deemed to be beneficially owned by Mr. Fagen and Mrs. Fagen are held for the purposes set forth in this Amendment.

By letter delivered to the Issuer’s board of governors on November 23, 2010 (the “Proposal Letter”), the Reporting Persons informed the Issuer’s board of governors that it had had discussions with a third-party regarding the third-party’s possible desire to convert Heron Lake’s ethanol producing facility into a facility producing a different kind of biofuel.

The Proposal Letter describes a series of proposed transactions in which: 1) the third-party would issue a convertible note in an amount for purposes of debt reduction, the provision of working capital, and the making of certain capital improvements; 2) certain changes to the Issuer’s governing documents and management structure and composition would be made; 3) certain governance and member rights provisions would be modified; 4) the plant management organization would be revised; 5) the third-party would receive an option to fund the conversion of Heron Lake’s ethanol producing facility, to operate the facility, and to increase the facility’s nameplate capacity; and 6) the third-party would enter into a “Keep Whole” agreement to ensure the financial performance of the facility and an off-take agreement to purchase the new biofuel produced by the converted facility.

The non-binding proposal set forth in the Proposal Letter is subject to numerous conditions, including acceptance and agreement by the Issuer’s board of governors and members, the satisfactory completion of due diligence, the negotiation and execution of a definitive agreement on mutually agreeable terms and the receipt of any necessary corporate and other third party approvals.

The foregoing summary of the matters set forth in the Proposal Letter is qualified in its entirety by reference to the copy of the Proposal Letter included as Exhibit E to this Amendment, which is incorporated herein by reference.

A Reporting Person may, subject to the provisions and restrictions of the Issuer’s Member Control Agreement, as amended through the date of this Schedule 13D (the “Member Control Agreement”) and market and general economic conditions and other factors, acquire additional Units or other securities of the Issuer or sell or otherwise dispose of all or a portion of the Units or other securities of the Issuer now owned or hereafter acquired by such Reporting Person.

The Reporting Persons may also take any other action with respect to the Issuer, its Units, or its other securities in any manner permitted by law.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:     Joint Filing Agreement, dated as of October 21, 2008, by and among the Reporting Persons (incorporated herein by reference to Exhibit A to Amendment 1 to Schedule 13D filed on July 9, 2010).

Exhibit B:     Member Control Agreement of the Issuer, as amended through the date of this Amendment (incorporated herein by reference to Exhibit B to Amendment 1 to Schedule 13D filed on July 9, 2010).

Exhibit C:     Unit Transfer Policy of the Issuer, dated November 5, 2008 (incorporated herein by reference to Exhibit C to Amendment 1 to Schedule 13D filed on July 9, 2010).

Exhibit D:     Subscription Agreement Including Investment Representations, dated July 2, 2010, between the Issuer and Project Viking, LLC (incorporated herein by reference to Exhibit D to Amendment 1 to Schedule 13D filed on July 9, 2010).

Exhibit E:     Proposal Letter to the Issuer’s Board of Governors, dated November 23, 2010.†

†   Certain portions of this exhibit have been redacted and filed on a confidential basis with the Commission pursuant to a request for confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Spaces corresponding to the deleted portions and represented by brackets with asterisks [***].

SIGNATURE

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  December 3, 2010

/s/ Ron Fagen
Roland J. (Ron) Fagen

/s/ Diane K. Fagen
Diane K. Fagen

PROJECT VIKING, LLC

By:	/s/ Ron Fagen

Its:	Chief Manager

Exhibit E

Project Viking, LLC

501 W. Hwy. 212

Granite Falls, MN 56241

November 23, 2010

Confidential Proposal to Heron Lake Bioenergy, LLC

Submitted pursuant to Confidentiality and Non-Disclosure Agreement effective September 24, 2010 by and between Heron Lake and Project Viking, LLC.

To The Board of Heron Lake Bioenergy, LLC:

As you know, Project Viking LLC is interested in Heron Lake exploring strategic alternatives that might improve its short term and long term financial performance and preserve the value of current equity holders.

In this connection, we have had discussions with [***] regarding their interest in bringing new technology to Heron Lake.  [***] is a [***] to develop and commercialize a “second generation,” higher value biofuel, [***].  [***] has expressed interest and has authorized us to disclose to the Heron Lake board and to AgStar on a confidential basis the following deal structure that would be implemented along the following timeline:

1.               Heron Lake enters into a NDA with Project Viking and [***] by mid December that will permit [***] to confirm the opportunities for improvement in the financial performance of Heron Lake.

2.               Depending on the outcome of such due diligence process which we anticipate would be favorable, [***] would offer to Heron Lake a subordinated loan in an amount in excess of $[***] (that would be convertible to equity) which would be available to Heron Lake for debt reduction, providing working capital, and making certain capital improvements that are expected to improve the performance of Heron Lake.

3.               In return, [***] would require:

a)              changes to the governance documents of Heron Lake that would reconstitute the Board, change certain governance and shareholder provisions, and that would institute changes to the plant management organization to enable preparation for the introduction of new technology.

b)             consents by Heron Lake members, AgStar and possibly additional third parties to the changes anticipated by the conversion of Heron Lake to the production of [***].

c)              an option for [***] to (i) fund the conversion of Heron Lake from the production of ethanol to the production of [***] and to operate Heron Lake for the production of [***].  We anticipate that such conversion would take place during 2012 subject to continued progress on technology development and securing needed permits and consents, and (2) expand Heron Lake to a nameplate capacity of up to 100 million gallons of [***] using natural gas to power all steam and thermal requirements of the facility.

4.               In order to de-risk the future operation of the Heron Lake facility for its members and for AgStar, and provide upside potential, [***] would offer the following:

a)              A “Keep Whole” agreement pursuant to which, among other things, [***] would ensure that the financial performance of Heron Lake was as least as good as it would have been had it continued to make ethanol.

b)             An off take agreement pursuant to which [***] would purchase the [***] produced at Heron Lake at a premium over ethanol.

If the Board has interest in such a proposal, Project Viking and [***] would like to meet during the first two weeks of December to explain the value that [***] can bring to Heron Lake, answer your questions, immediately commence a due diligence process, and have discussions with AgStar regarding its interest in and willingness to approve a transaction such as that described above.

This letter sets forth a confidential high level concept and should not be considered to be a binding offer.  Many details remain to be discussed and agreed.

Sincerely,

/s/ Ron Fagen

Project Viking, LLC